Filed by Zoran Corporation

Pursuant to Rule 425 under The Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Zoran Corporation

Commission File Number: 000-27246

Date: April 27, 2011

Employee FAQs—#4

1.	What are the milestones that need to be met to close the transaction?

The proposed merger requires the consent of the shareholders of both CSR and Zoran, at general meetings. Ahead of those meetings, shareholders should be provided with information that allows them to consider the proposed merger and submit their votes. This can be either by sending a written voting application or attending the meeting in person. In the UK, the document sent to shareholders is called a Circular and in the US. the Proxy Statement. Before these documents can be posted, regulatory approvals must be obtained. In the US that is from the Securities and Exchange Commission and in the UK from the UK Listing Authority. The process for obtaining those consents is ongoing by Zoran and CSR in conjunction with their advisers.

2.	When do shareholders vote to approve the merger?

They will vote at a general meeting held for each company, both of which are expected to take place late in the second quarter.

3.	Is the shareholder vote the last milestone to close?

There are a few other processes which need to be completed, including filing with the Delaware Secretary of State and the approval of the UK Listing Authority to list the shares. These would be expected to happen very soon after the shareholders of both companies have voted and approved the proposed merger.

4.	As a result of the merger, will I still be able to apply for a green card in the future?

We do not anticipate that there will be any additional issues for employees in terms of filing for their green card as a result of the Zoran and CSR merger. Post merger, CSR will inform the USCIS (the US immigration agency) that Zoran was acquired by CSR and that CSR will be handling the immigration caseload.

5.	Since Q2 is an important design cycle for our customers, how can we work with CSR during this customer evaluation period to take advantage of future synergies?

While we cannot integrate our businesses since we have not yet closed, we can convey to customers the significant benefits we are expecting them to enjoy as a result of the transaction. During the period prior to the close we can work together as strategic partners, as we would in the normal course of our businesses (no more and no less), in order to secure design wins and to demonstrate the benefits of pre-integration. Working together might include joint reference designs including components of both companies and joint customer visits. Following the close, we expect convergence of the roadmaps to enable higher levels of system integration to deliver even greater ease of use, cost competitiveness, and performance differentiation.

6.	Does CSR have an ESPP program similar to Zoran’s?

We are assessing all of the benefit packages of both companies and have yet to make a decision on a combined package. This will be communicated once a coherent benefits package has evolved post merger.

7.	What will the health plan choices be?

Benefits are being looked at as part of integration planning and we will communicate details to employees in due course.

8.	After the merger, will we be allowed to migrate to platform-neutral collaboration and workflow tools; in contrast to Sharepoint’s many Microsoft-specific requirements?

As part of the integration planning process, Information Systems will support and deliver what is the best solution for the business. We are actively using Sharepoint 2007 (MOSS) in CSR to manage our intranet system.

9.	CSR has more than 22 offices all over the world. Which offices include R&D teams and what is their size and expertise?

Similar to Zoran, there are R&D teams around the world. However, we cannot disclose this information until after the close.

10.	Asia region’s salary adjustment usually takes place in the month of April. Will the merger affect our salary adjustment? Also, when will we know if there is any adjustment or not?

Zoran is continuing to implement its annual focal review and salary increase process in line with standard practices. It is anticipated that the salary increases will be communicated to employees prior to the end of April. However, the increases may be implemented retroactively to April 1st depending on the timing of the local payroll. Please contact Kevin Chang in Asia if you have any questions.

11.	What is the vision for the combined company in MMP?

We are still in the early stages of planning and the integration teams have only just commenced working together. The teams will be evaluating the opportunities and synergies created by bringing MMP together with CSR’s markets and customers. Updates on the structure of the combined business will be communicated as soon as practical after the close.

12.	Internally, can you please let us know the names of the head of each of the departments for the new company?

We are still in the early stages of planning and the integration teams have only just commenced working together. Updates on the structure of the combined business will be communicated as soon as practical after the close.

13.	Does CSR shutdown between the Christmas and New Year holidays?

No, in the past all CSR offices were kept open during this period. However, employees wishing to take time off can use vacation days. As noted in other benefits related questions above, we are assessing all of the benefit packages of both companies and have yet to make a decision on a combined package, including holidays. This will be communicated once a coherent benefits package has evolved post merger.

14.	What is CSR’s view of hiring student interns as employees?

CSR has in the past hired interns as employees and does in some cases offer these interns permanent roles at the end of their internship.

About Zoran Corporation

Zoran Corporation, based in Sunnyvale, California, is a leading provider of digital solutions in the growing digital entertainment and digital imaging markets. With two decades of expertise developing and delivering digital signal processing technologies, Zoran has pioneered high-performance digital audio and video, imaging applications, and Connect Share Entertain™ technologies for the digital home. Zoran’s proficiency in integration delivers major benefits for OEM customers, including greater capabilities within each product generation, reduced system costs, and shorter time to market. Zoran-based DTV, set-top box, broadband receiver (silicon tuners), Blu-ray Player, digital camera, and multifunction printer products have received recognition for excellence and are now in hundreds of millions of homes and offices worldwide. With headquarters in the U.S. and additional operations in China, France, Germany, India, Israel, Japan, Korea, Taiwan and the U.K., Zoran may be contacted on the World Wide Web at www.zoran.com or at 408-523-6500.

This announcement does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the merger or otherwise. Any acceptance or response to the merger should be made only on the basis of the information referred to, in respect of the Zoran shareholders, in the Registration Statement on Form F-4 filed by CSR with the Securities and Exchange Commission (“SEC”), which contains a Proxy Statement for Zoran’s stockholder meeting to adopt the merger agreement (the “Proxy Statement and F-4 Registration Statement”).

In connection with the proposed transaction, CSR has file with the SEC the Proxy Statement and F-4 Registration Statement. WE URGE INVESTORS TO READ THE PROXY STATEMENT AND F-4 REGISTRATION STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT ZORAN OR CSR FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain, free of charge, copies of the Proxy Statement and F-4 Registration Statement and any other documents filed by Zoran with the SEC in connection with the proposed transaction at the SEC’s website at www.sec.gov and Zoran’s website at www.Zoran.com.

Forward-looking statements

This announcement contains, or may contain, ‘forward-looking statements’ concerning CSR and Zoran, the combined companies and business and the wholly-owned subsidiary of CSR that will merge with Zoran (together such companies and their subsidiaries being the “Merged Company”) that are subject to risks and uncertainties. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’ or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: (i) the expected benefits of the merger, the expected accretive effect of the merger on the combined companies’ financial results, expected cost, revenue, technology and other synergies, the expected impact for customers and end-users, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, financial condition, and future prospects; (ii) business and management strategies and the expansion and growth of CSR’s or Zoran’s operations and potential synergies resulting from the merger; and (iii) the expected closing date of the merger.

These forward-looking statements are based upon the current beliefs and expectations of the management of Zoran and CSR and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond CSR’s and Zoran’s ability to control or estimate precisely and include, without limitation: the ability to obtain governmental approvals of the merger or to satisfy other conditions to the merger on the proposed terms and timeframe; the possibility that the merger does not close when expected or at all, or that the companies may be required to modify aspects of the merger to achieve regulatory approval; the ability to realize the expected synergies from the transaction in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the merger; the ability to integrate Zoran’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for Zoran’s and CSR’s products; the Merged Company’s ability to develop and market products integrating each company’s technologies in a timely fashion; weak current economic conditions and the difficulty in predicting sales, even in the short-term; factors affecting the quarterly results of CSR, Zoran and the Merged Company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, Zoran and the Merged Company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, Zoran and the Merged Company to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time under the caption “Risk Factors” and elsewhere in CSR’s and Zoran’s periodic reports filed with the United States Securities and Exchange Commission, including Zoran’s Current Reports on Form 8-K, Quarterly

Reports on Form 10-Q and Annual Report on Form 10-K and Zoran’s and CSR’s other filings with the SEC. Neither CSR nor Zoran can give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither CSR nor Zoran nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.